NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium announces fourth quarter results

February 23, 2015—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) from continuing operations of $70-million ($0.46 diluted earnings per share) for the fourth quarter of 2014, compared with net earnings from continuing operations of $110-million in the fourth quarter of 2013 ($0.74 diluted earnings per share).

The 2014 fourth quarter results included pre-tax share-based payments expense of $25-million ($0.16 diluted earnings per share) and net losses on foreign exchange and derivative positions of $31-million in aggregate ($0.20 diluted earnings per share). The fourth quarter also included a one-time non-recurring tax gain of $7-million ($0.05 diluted earnings per share). Excluding these items, net earnings from continuing operations would have been $115-million ($0.77 diluted earnings per share).1

On an annual basis, 2014 net earnings from continuing operations were $798-million ($5.51 diluted earnings per share), down from 2013 net earnings from continuing operations of $1.08-billion ($7.31 diluted earnings per share). 2014 net earnings were $720-million ($4.97 diluted earnings per share), compared to $1.06-billion ($7.20 diluted earnings per share) in 2013. Free cash flow was $746-million in 2014 and free cash flow per share was $5.18.

“Agrium once again benefited from the strength of its competitive advantages and diversity, delivering solid fourth quarter earnings across the Company, despite some headwinds in agricultural markets. We undertook downtime to refresh and expand our potash and nitrogen facilities this quarter, which impacted wholesale earnings in the short term, but will drive higher future capacity and utilization rates. Agrium’s Retail distribution business demonstrated its operational stability in this environment and achieved record earnings again this year, reporting improvements across all target metrics2 and with EBITDA3 surpassing $1.1-billion. Nutrient sales this quarter were impacted by a shortened fall application window due to the late harvest and early onset of winter in the U.S., but this will support demand for the coming spring season.” commented Chuck Magro, Agrium’s President and CEO.

“For 2015, Agrium is focused on executing our strategy and delivering on our operational excellence targets, including ramping up production at Vanscoy, completing the Borger nitrogen expansion and continuing to grow Retail earnings. The recently announced increase to our target dividend payout ratio and share buy-back program is an illustration of our conviction in the strength of our business and future earnings and cash flow generation capability for the company”, concluded Mr. Magro.

[1]	Fourth quarter effective tax rate of 6 percent used for adjusted diluted earnings per share calculation, excluding the one-time recognition of a previously unrecognized tax benefit of $7-million.
[2]	Reference made to Retail metrics includes adjustments for one-time items reported in 2013. See Supplemental Information 5 accompanying the fourth quarter financial statements.
[3]	EBITDA is defined as earnings from continuing operations before finance costs, income taxes, depreciation and amortization. See “Additional IFRS and Non-IFRS Financial Measures” on page 7.

February 23, 2015

All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. All comparisons for results for the fourth quarter of 2014 (three months ended December 31, 2014) and for the twelve months ended December 31, 2014 are against results for the fourth quarter of 2013 (three months ended December 31, 2013) and the twelve months ended December 31, 2013, respectively.

The financial measures EBITDA, Adjusted EBITDA and Retail – operating coverage ratio, as used in this news release are not prescribed by International Financial Reporting Standards (“IFRS”). Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Refer to page 7, “Additional IFRS and Non-IFRS Financial Measures” for further details, including a reconciliation of such measures to their most directly comparable measure calculated in accordance with IFRS.

2014 Fourth Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2014 fourth quarter net earnings from continuing operations were $70-million or $0.46 diluted earnings per share from continuing operations compared to net earnings from continuing operations of $110-million or $0.74 diluted earnings per share from continuing operations for the same quarter of 2013.

Financial Overview

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2014	2013	Change	% Change
Sales	2,705	2,867	(162)	(6)
Gross profit	732	740	(8)	(1)
Expenses	625	557	68	12
Earnings before finance costs and income taxes (“EBIT”)	107	183	(76)	(42)
Net earnings from continuing operations	70	110	(40)	(36)
Net loss from discontinued operations	(19)	(11)	(8)	73
Net earnings	51	99	(48)	(48)
Diluted earnings per share from continuing operations	0.46	0.74	(0.28)	(38)
Diluted loss per share from discontinued operations	(0.13)	(0.08)	(0.05)	63
Diluted earnings per share	0.33	0.66	(0.33)	(50)
Effective tax rate (%)	(4)	24	N/A	N/A

Sales and Gross Profit

Sales and gross profit variance by business unit

	Quarter to date change
(millions of U.S. dollars)	Sales	Gross Profit
Retail	(45)	28
Wholesale	(133)	(42)
Other	16	6

	(162)	(8)

Sales

Sales decreased by $162-million for the fourth quarter of 2014 compared to the same period last year. Wholesale sales for the fourth quarter decreased as a result of lower potash and nitrogen sales volumes compared to the fourth quarter of 2013 due to an extended outage to complete the tie-in at our Vanscoy potash facility and an outage at our Redwater nitrogen facility. This decrease was partially offset by an increase in the realized selling price for phosphate compared to fourth quarter of 2013, consistent with benchmark pricing.

Gross Profit

Our gross profit for the fourth quarter of 2014 was $732-million, a decrease of $8-million compared to the fourth quarter of 2013. The main drivers of this variance consisted of:

•	Retail’s gross profit increased by $28-million to $614-million for the fourth quarter of 2014 compared to the fourth quarter of 2013 due to higher rebates from suppliers on crop protection products and increased services and other revenues related to higher livestock export contracts.

•	Wholesale’s gross profit decreased by $42-million to $130-million for the fourth quarter of 2014 compared to the fourth quarter of 2013 primarily as a result of lower sales volumes due to an extended outage to complete the tie-in at our Vanscoy potash facility and an outage at our Redwater nitrogen facility and increased potash and nitrogen cost of product sold.

Expenses

	Three months ended
General and administrative	December 31,
(millions of U.S. dollars)	2014	2013
Share-based payments	25	28
Depreciation and amortization	7	9
Cash general and administrative	71	79

	103	116

General and administrative expenses decreased by $13-million in the fourth quarter of 2014. Cash general and administrative expenses decreased by $8-million during the quarter primarily due to a decrease in payroll expense of $5-million. Share-based payments decreased by $3-million due to a lower share price increase during the quarter compared to the same period last year.

During the fourth quarter of 2013, we recorded a purchase gain of $257-million from the Viterra acquisition and goodwill impairment of $220-million in Retail-Australia. No goodwill impairment or purchase gain was recorded in 2014.

Earnings from associates and joint ventures decreased by $27-million in the fourth quarter of 2014 compared to the same period last year due to unscheduled plant outages at our Profertil facility in the fourth quarter of 2014 coupled with the fourth quarter of 2013 having a recovery of $14-million related to a reversal of a gas surcharge provision.

Other Expenses

	Three months ended December 31,
(millions of U.S. dollars)	2014	2013
Net foreign exchange and derivatives (not designated as hedges) loss	31	16
Interest income	(22)	(25)
Environmental remediation and asset retirement obligations	3	2
Bad debt recovery	(11)	(11)
Potash profit and capital tax	1	6
Other	7	8

	9	(4)

Other expenses increased by $13-million during the fourth quarter of 2014 primarily due to losses on commodity derivatives not designated as hedges due to declining natural gas prices partially offset by a $5-million decrease in potash profit and capital tax related to lower potash production tax accrual in the fourth quarter of 2014.

Effective Tax Rate

The effective tax rate on continuing operations was (4) percent for the fourth quarter of 2014 compared to 24 percent for the same period last year due to the recognition of a previously unrecognized tax asset. Excluding the recognition of a one-time previously unrecognized tax asset of $7-million, the effective tax rate for the fourth quarter of 2014 would have been 6 percent.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail reported fourth quarter sales of $2.1-billion, which is in line with the $2.1-billion reported in the same quarter last year. Gross profit was a record $614-million in the fourth quarter of 2014, a 5 percent increase from last year’s fourth quarter of $586-million. Retail also reported a record EBITDA of $181-million, up $15-million from the fourth quarter of last year (excluding the net effect of one-time acquisition and asset valuation adjustments for Viterra and Retail-Australia made in the fourth quarter of 2013). Retail’s international operations supported these record results with higher margins and EBITDA compared to the same period last year. As well, our solid results were achieved in a lower global crop price environment, a late harvest this fall and an early arrival of winter across much of the U.S. compared to last year. This resulted in a shortened application window this fall that reduced demand for nutrients and delayed grower seed commitments this quarter; however, this was offset by strong results for crop protection products. On a full year basis, EBITDA reached a record $1.1-billion in 2014, surpassing last year’s record of $957-million (which excludes the one-time items mentioned above).

Total crop nutrient sales were $972-million this quarter, down slightly from $1.1-billion in the fourth quarter of 2013. The reduction in sales was due to a 14 percent decline in nutrient volumes in the U.S. this quarter, relative to the fourth quarter of 2013 related to unfavorable weather during the fall nutrient application season. Gross profit for crop nutrients was $156-million this quarter, a decrease of $22-million compared to the $178-million reported in the fourth quarter of 2013. Selling prices for crop nutrients were similar to the fourth quarter of 2013, although per tonne margins declined from $92 per tonne in the fourth quarter of 2013 to $87 per tonne this quarter partly due to a change in the geographic and product mix of the nutrients sold, where a larger percentage of total product sold was outside of the higher profit margin U.S. market. Total crop nutrient margins as a percentage of sales were 16 percent in the fourth quarter of 2014, slightly below the 17 percent reported in the same quarter last year.

Crop protection product sales were $552-million in the fourth quarter of 2014, compared to $511-million in the same period last year. Higher sales were seen late in the fourth quarter, particularly wholesale sales to dealers. Gross profit was $260-million this quarter, compared to $205-million reported in the fourth quarter of 2013. Crop protection margins as a percentage of sales were 47 percent this quarter compared to 40 percent in the same period of 2013. Much of the increase in margins was due to higher rebates during the quarter from achievement of certain sales measures with several significant North American suppliers coming later in the year compared to the same period in 2013.

Seed sales were $91-million in the fourth quarter of 2014, down slightly from the $95-million reported in the fourth quarter of last year. Gross profit was $50-million this quarter, down from $60-million reported in the same period last year. The reduction in sales revenue and gross profit was primarily due to a decrease in planted winter wheat acres and lower supplier rebates this quarter. Seed margins as a percentage of sales were 55 percent in the fourth quarter of 2014, a reduction from the 63 percent reported in the fourth quarter of 2013.

Sales of merchandise in the fourth quarter of 2014 were $211-million, compared to $228-million in the same period last year. Gross profit for this product line was $30-million this quarter, similar to the fourth quarter of 2013. Margins on merchandise sales this quarter were 14 percent, a one percent increase compared to the fourth quarter of 2013. The lower sales and increase in overall margins as a percent of sales was primarily due to exiting the low-margin wool export business in Australia as well as the implementation of a SKU (stock keeping unit) reduction program for general merchandise in Australia.

Services and other sales were $231-million this quarter, compared to the $216-million reported in the fourth quarter of 2013. Gross profit was $118-million in the fourth quarter of 2014, compared to $113-million for the same period last year. The increase was due to strong livestock exports from Australia during the quarter.

Selling expenses as a percentage of sales was 25 percent in the fourth quarter of 2014 which is up marginally from the 24 percent reported in the same period last year. Retail selling expenses were $514-million for the fourth quarter, compared to $504-million in the same period last year. This variance was due to additional businesses purchased since the fourth quarter of 2013, as well as a higher benefit accrual for U.S. employees. On an annual basis, our operating coverage ratio declined to 72 percent this year compared to 731 percent in 2013 due to our continued focus on Retail’s Operational Excellence targets during 2014.

Wholesale

Wholesale’s 2014 fourth quarter sales were $897-million, down from the $1.0-billion reported in the same quarter last year. Gross profit was $130-million this quarter, compared to $172-million in the fourth quarter of 2013. Wholesale Adjusted EBITDA was $150-million in the fourth quarter of 2014 compared to $237-million reported in the same period last year. The decrease in earnings was primarily due to the planned downtime at the Vanscoy potash facility to tie-in the one million tonne potash expansion project and lower ammonia sales volumes resulting from the earliest winter season in the U.S. in over ten years. This was partially offset by stronger results for phosphate.

Nitrogen gross profit for the fourth quarter of 2014 was $113-million compared to $129-million in the same quarter last year. Nitrogen sales volumes were 879,000 tonnes, a decrease from the 907,000 tonnes in the same quarter last year. The decrease was primarily due to lower ammonia sales volumes which were impacted by the unusually early onset of winter in the U.S. and downtime at our Redwater nitrogen facility to replace the waste heat boiler within the quarter. Realized sales prices and benchmark prices for most nitrogen products were similar to last year, although urea prices were higher year over year. Nitrogen cost of product sold was $331 per tonne this quarter, slightly above the $314 per tonne reported in the fourth quarter of 2013. Cost of product sold per tonne was impacted by extended maintenance work at the Redwater facility related to the planned replacement of the waste heat boiler this quarter. Average nitrogen gross margins were $128 per tonne this quarter, compared to $144 per tonne in the same period last year.

[1]	Reference made to Retail metrics includes adjustments for one-time items reported in 2013. See Supplemental Information 5 accompanying the fourth quarter financial statements.

Agrium’s average natural gas cost included in cost of product sold (which includes transportation and administration costs) was $3.47/MMBtu this quarter ($3.62/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.51/MMBtu for the same period in 2013 ($3.39/MMBtu including the impact of realized gains on natural gas derivatives). Derivative gains or losses not designated as hedges are included in other expenses and not in cost of product sold, thus are not part of the calculation of gross profit. The average U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2014 was $3.94/MMBtu, compared to $3.63/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.77/MMBtu discount to NYMEX in the fourth quarter of 2014, an increase from the $0.62/MMBtu discount in the fourth quarter of 2013.

Potash gross profit for the fourth quarter of 2014 was a loss of $50-million, compared to a profit of $39-million reported in the same quarter last year. Sales volumes were 19,000 tonnes this quarter compared to 344,000 tonnes in the fourth quarter of 2013. The decrease in sales volumes was a result of the Vanscoy mine being out of production for the majority of the fourth quarter to complete the planned tie-in of the one million tonne expansion project. The tie-in was completed and the mine recommenced production in late December 2014. Realized sales prices for potash in North America were $375 per tonne compared to $353 per tonne in the same period last year as all current sales volumes were in the domestic market, which is consistent with a similar increase in benchmark pricing. Gross margin per tonne was impacted by high ongoing costs related to the tie-in activities, which were allocated over very low sales volumes.

Phosphate gross profit was $37-million in the fourth quarter of 2014, compared to a loss of $4-million in the same quarter last year. Phosphate sales volumes were 305,000 tonnes in the fourth quarter of 2014, a 7 percent increase from 285,000 tonnes in the same quarter last year due to strong operating rates and good regional demand. Realized phosphate sales prices were $656 per tonne this quarter compared to $560 per tonne in the same period last year, which is consistent with a similar increase in benchmark pricing. Phosphate cost of product sold was $534 per tonne in the fourth quarter of 2014, a decrease of $42 per tonne compared to the same period last year as a result of improved operating rates and efficiencies at the Redwater facility and lower fixed costs per tonne at both the Redwater and Conda facilities. Gross margin in the fourth quarter of 2014 was $122 per tonne compared to a negative $16 per tonne in the same period last year.

Ammonium sulfate, Environmentally Smart Nitrogen (“ESN®”, hereinafter referred to as “ESN”) and other gross profit was $27-million this quarter compared to $14-million in the same quarter of 2013. Ammonium sulfate gross profit was $14-million this quarter, $4-million higher than same period last year due to higher sales volumes and realized sales prices. ESN gross profit was $13-million compared to $2-million in the fourth quarter of 2013. This increase is due to higher realized sales prices and lower production costs in the current quarter. Purchase for resale gross profit for the fourth quarter was $9-million higher than the same period last year due to higher margins in the current period.

Wholesale expenses in the fourth quarter of 2014 were $46-million compared to $13-million in the same period last year. The increase is a result of $15-million in natural gas derivative losses in the current quarter (2013 – $3-million gain) largely due to the recent decline in North American natural gas forward curve prices as well as lower realized income from our equity investments in 2014 partly due to a reversal of a gas surcharge provision in 2013.

Other

EBITDA for our Other non-operating business unit for the fourth quarter of 2014 was a net expense of $78-million, compared to a net expense of $94-million for the fourth quarter of 2013. The decrease was primarily due to a $9-million decrease in general and administrative expenses related to lower share-based payments and payroll expenses and $13-million non-recurring Viterra acquisition costs incurred in 2013.

OUTSTANDING SHARE DATA

Agrium had 143,729,524 outstanding shares at January 31, 2015. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
Sales	2,705	2,920	7,338	3,079	2,867	2,796	6,908	3,156
Gross profit	732	665	1,559	556	740	629	1,699	705
Net earnings from continuing operations	70	91	625	12	110	80	744	146
Net (loss) earnings from discontinued operations	(19)	(41)	(9)	(9)	(11)	(4)	3	(5)
Net earnings	51	50	616	3	99	76	747	141
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	0.46	0.63	4.34	0.08	0.74	0.54	5.00	0.98
(Loss) earnings per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	(0.13)	(0.28)	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	0.33	0.35	4.28	0.02	0.66	0.52	5.02	0.94

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this news release are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measures, their definitions and how management assesses such measures. As the measures set out below are presented in our Consolidated Financial Statements included in this news release, they are classified as additional IFRS financial measures where they reflect consolidated Agrium and as non-IFRS financial measures where they do not reflect consolidated Agrium, including references to EBITDA when presented on an operating segment basis.

Additional IFRS financial measures	Definition	Management’s assessment
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	EBIT provides a supplemental measure used by management to (1) evaluate the effectiveness of our businesses; (2) evaluate our ability to service debt; and (3) determine resource allocations. We believe EBIT is useful to investors, securities analysts and management, as the measure allows for an evaluation of segment performance exclusive of capital structure and income taxes, both of which are not a direct result of the efficiency of each business and are generally accounted for and evaluated on a consolidated basis.

Free cash flow per share	Cash provided by operating activities less sustaining capital expenditures divided by the diluted weighted average number of shares.	Management monitors this metric as part of strategic capital management. We believe this is useful in assessing our available financing after considering the funds required to maintain our current asset base on a per share basis.

The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures	Definition	Management’s assessment
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. This measure is also used by investors and securities analysts as a valuation metric and as an alternative to cash provided by operating activities. This metric excludes income tax expenses and financing and related interest charges, which can distort the comparability of business units’ historical performance as these costs are managed at the consolidated level and cannot be allocated to all business units on a basis meaningful for comparison to other companies.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Our joint ventures are included in statement of operations using the equity method, which does not separately disclose finance costs, income taxes, depreciation and amortization. Adjusted EBITDA is useful in evaluating our performance by presenting a measure of EBITDA that includes the EBITDA of our joint ventures.

Retail - operating coverage ratio	Operating coverage ratio represents gross profit less EBIT, divided by gross profit.	Metric used by management to evaluate our Retail business. We believe this metric is also useful to investors and securities analysts in evaluating operating performance of our Retail business.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended				Three months ended
	December 31, 2014				December 31, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	181	150	(78)	253	195	237	(94)	338
Equity accounted joint ventures:
Finance costs and income taxes	—	4	—	4	—	19	—	19
Depreciation and amortization	—	4	—	4	—	5	—	5

EBITDA	181	142	(78)	245	195	213	(94)	314
Depreciation and amortization	77	58	3	138	72	54	5	131

EBIT	104	84	(81)	107	123	159	(99)	183

MARKET OUTLOOK

Prices for most major grains and oilseeds increased in the fourth quarter of 2014 compared to the end of the third quarter of 2014, but remained below year ago levels due to the record global production in 2014. Between September 30, 2014 and December 31, 2014, corn, wheat and soybean prices increased by 24 percent, 23 percent and 12 percent respectively, despite a decreasing commodity price environment. Prospective 2015 grower cash margins have moved back up to historical average levels, which we expect to support normal levels of crop input demand in 2015. North American corn and total seeded acreage is expected to decline slightly in 2015; however, this will be dependent on the final size of the South American crop, where weather conditions have been volatile so far this growing season.

The lower crop price environment has had some dampening impact on the crop input market. However, we expect growers will continue to optimize use of crop inputs, including high quality seed offerings, to ensure they maintain crop yield potential and remain competitive. The delayed 2014 harvest in the U.S. combined with historically early arrival of winter weather narrowed the window for application of post-harvest herbicides and crop nutrients. Under our current North American acreage projections, we expect domestic nitrogen, phosphate and potash demand to be slightly lower in 2014/15, but we anticipate that spring demand will be strong as a result of relatively low fall applications.

Global urea demand has been supported by unseasonably strong Indian urea import purchases in the first quarter of 2015. U.S. urea import demand has also been strong, as offshore urea imports were up almost 50 percent in the July through December 2014 period compared to the relatively slow import pace from a year ago. China exported a record 13.6 million tonnes of urea in 2014 and we expect similar export volumes in 2015. The change in the Chinese export tariff to a flat rate year round will likely spread the volumes out more evenly throughout the year, leading to a higher proportion of first half exports and lower proportion of second half exports than has been typical in recent years. We expect the combination of more adequate urea supplies in North America and increased first half export supplies from China will lead to less seasonal volatility in urea prices in 2015.

The global potash market has been relatively stable in recent months. Tightened export supplies resulting from the flooding of a major Russian mine have been partly offset by uncertainty over Chinese potash supply agreements for 2015. We anticipate relatively tight supply and demand conditions in the first half of 2015 due to low beginning inventories in North America, capacity constraints in Canada resulting from ramp-up of brownfield expansions and expected strong North American potash demand this spring. The phosphate market started the year off with some improvement to market conditions due to relatively strong demand and reduced productive capacity primarily in North America. Brazil imported record volumes of phosphate and other nutrients in 2014, in spite of lower commodity prices. While Brazilian imports are projected to decline slightly from 2014 levels due to expected lower crop area and prices, they are anticipated to remain at historically high levels.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: our 2015 focus on ramping up production at Vanscoy and the continuance of our Borger nitrogen expansion; favorable near-term fundamentals and our expectation that demand will be solid into the spring of 2015; our future earnings and cash flow generation potential; and our 2015 market outlook including anticipated supply and demand for our products and services, expected market and industry conditions, import and export volumes and expected capacity. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. The purpose of the outlook provided herein is to assist readers in understanding our expected and targeted financial and operating results, and this information may not be appropriate for other purposes.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this news release. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made in connection with the forward-looking statements include the assumption that seasonal growing and harvest patterns will be normal in the geographies where Agrium operates in 2015, that Agrium’s 2015 market outlook is accurate and assumptions relating to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; the risk that work on the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt may be interrupted again and may not be completed on the timelines currently anticipated or at all; the risk of additional capital expenditure cost escalation on our Vanscoy potash and Borger nitrogen expansion projects and the ramp-up of production following the recent tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this news release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,300 facilities and over 3,000 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

A WEBSITE SIMULCAST of the 2014 4th Quarter Conference Call will be available in a listen-only mode beginning Tuesday, February 24, 2015 at 7:30 a.m. MST (9:30 a.m. EST). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013
Sales	2,705	2,867	16,042	15,727
Cost of product sold	1,973	2,127	12,490	11,954

Gross profit	732	740	3,552	3,773
Expenses
Selling	515	511	2,048	1,876
General and administrative	103	116	349	329
Earnings from associates and joint ventures	(2)	(29)	(23)	(68)
Purchase gain	—	(257)	—	(257)
Goodwill impairment	—	220	—	220
Other expenses (income)	9	(4)	18	43

Earnings before finance costs and income taxes	107	183	1,160	1,630
Finance costs related to long-term debt	19	21	62	90
Other finance costs	21	18	70	66

Earnings before income taxes	67	144	1,028	1,474
Income taxes	(3)	34	230	394

Net earnings from continuing operations	70	110	798	1,080
Net loss from discontinued operations	(19)	(11)	(78)	(17)

Net earnings	51	99	720	1,063

Attributable to:
Equity holders of Agrium	47	96	714	1,062
Non-controlling interest	4	3	6	1

Net earnings	51	99	720	1,063

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations	0.46	0.74	5.51	7.31
Basic and diluted loss per share from discontinued operations	(0.13)	(0.08)	(0.54)	(0.11)

Basic and diluted earnings per share	0.33	0.66	4.97	7.20

Weighted average number of shares outstanding for basic and diluted earnings per share	144	144	144	148

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013
Net earnings	51	99	720	1,063
Other comprehensive loss
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(29)	—	(36)	—
Deferred income taxes	7	—	9	—
Share of comprehensive loss of associates and joint ventures	(2)	(5)	(4)	(4)
Available for sale financial instruments
Losses	—	(4)	—	(8)
Foreign currency translation
Losses	(142)	(171)	(341)	(340)

	(166)	(180)	(372)	(352)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial (losses) gains	(11)	(3)	(31)	45
Deferred income taxes	3	1	9	(14)

	(8)	(2)	(22)	31

Other comprehensive loss	(174)	(182)	(394)	(321)

Comprehensive (loss) income	(123)	(83)	326	742

Attributable to:
Equity holders of Agrium	(127)	(84)	320	743
Non-controlling interest	4	1	6	(1)

Comprehensive (loss) income	(123)	(83)	326	742

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	848	801
Accounts receivable	2,075	2,105
Income taxes receivable	138	78
Inventories	3,505	3,413
Prepaid expenses and deposits	710	805
Other current assets	122	104
Assets held for sale	—	202

	7,398	7,508
Property, plant and equipment	6,272	4,960
Intangibles	695	738
Goodwill	2,014	1,958
Investments in associates and joint ventures	576	639
Other assets	78	99
Deferred income tax assets	75	75

	17,108	15,977

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	1,527	764
Accounts payable	4,197	3,985
Income taxes payable	5	2
Current portion of long-term debt	11	58
Current portion of other provisions	113	112
Liabilities held for sale	—	44

	5,853	4,965
Long-term debt	3,559	3,066
Post-employment benefits	151	135
Other provisions	367	426
Other liabilities	69	59
Deferred income tax liabilities	422	530

	10,421	9,181

Shareholders’ equity
Share capital	1,821	1,820
Retained earnings	5,502	5,253
Accumulated other comprehensive loss	(643)	(279)

Equity holders of Agrium	6,680	6,794
Non-controlling interest	7	2

Total equity	6,687	6,796

	17,108	15,977

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013
Operating
Net earnings from continuing operations	70	110	798	1,080
Adjustments for
Depreciation and amortization	138	131	550	472
Earnings from associates and joint ventures	(2)	(29)	(23)	(68)
Purchase gain	—	(257)	—	(257)
Goodwill impairment	—	220	—	220
Share-based payments	25	28	50	(7)
Unrealized loss (gain) on derivative financial instruments	14	(1)	(32)	(15)
Unrealized foreign exchange loss (gain)	8	(2)	56	—
Interest income	(22)	(25)	(83)	(76)
Finance costs	40	39	132	156
Income taxes	(3)	34	230	394
Other	5	5	20	30
Interest received	23	26	85	77
Interest paid	(37)	(24)	(105)	(140)
Income taxes paid	(37)	(71)	(320)	(663)
Dividends from associates and joint ventures	1	1	49	28
Net changes in non-cash working capital	757	1,036	(95)	536

Cash provided by operating activities	980	1,221	1,312	1,767

Investing
Acquisitions, net of cash acquired	(32)	(8)	(179)	(64)
Acquisition of Viterra Inc.	—	328	—	1,260
Proceeds from disposal of discontinued operations	—	—	94	—
Capital expenditures	(504)	(548)	(2,021)	(1,755)
Capitalized borrowing costs	(28)	(21)	(111)	(61)
Purchase of investments	(19)	(23)	(116)	(171)
Proceeds from disposal of investments	55	17	123	82
Other	(5)	55	(20)	—
Net changes in non-cash working capital	42	(25)	162	28

Cash used in investing activities	(491)	(225)	(2,068)	(681)

Financing
Short-term debt	(281)	(20)	845	(511)
Long-term debt issued	500	—	512	1,010
Transaction costs on long-term debt	(8)	—	(8)	(14)
Repayment of long-term debt	(19)	(2)	(64)	(522)
Dividends paid	(107)	(110)	(430)	(334)
Shares issued	—	—	1	2
Shares repurchased	—	(265)	—	(498)

Cash provided by (used in) financing activities	85	(397)	856	(867)

Effect of exchange rate changes on cash and cash equivalents	2	(2)	(35)	(24)

Increase in cash and cash equivalents from continuing operations	576	597	65	195
Cash and cash equivalents used in discontinued operations	(2)	(51)	(18)	(52)
Cash and cash equivalents – beginning of period	274	255	801	658

Cash and cash equivalents – end of period	848	801	848	801

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions				Comprehensive	Available
	of			Cash	loss of	for sale	Foreign		Equity	Non-
	common	Share	Retained	flow	associates and	financial	currency		holders of	controlling	Total
	shares	capital	earnings	hedges	joint ventures	instruments	translation	Total	Agrium	interest	equity
December 31, 2012	149	1,890	4,955	—	(3)	—	74	71	6,916	4	6,920

Net earnings	—	—	1,062	—	—	—	—	—	1,062	1	1,063
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	31	—	—	—	—	—	31	—	31
Other	—	—	—	—	(4)	(8)	(338)	(350)	(350)	(2)	(352)

Comprehensive income (loss), net of tax	—	—	1,093	—	(4)	(8)	(338)	(350)	743	(1)	742
Dividends	—	—	(367)	—	—	—	—	—	(367)	—	(367)
Non-controlling interest transactions	—	—	(2)	—	—	—	—	—	(2)	(1)	(3)
Shares repurchased	(5)	(72)	(426)	—	—	—	—	—	(498)	—	(498)
Share-based payment transactions	—	2	—	—	—	—	—	—	2	—	2

December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	714	—	—	—	—	—	714	6	720
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(22)	—	—	—	—	—	(22)	—	(22)
Other	—	—	—	(27)	(4)	—	(341)	(372)	(372)	—	(372)

Comprehensive income (loss), net of tax	—	—	692	(27)	(4)	—	(341)	(372)	320	6	326
Dividends	—	—	(435)	—	—	—	—	—	(435)	—	(435)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687

AGRIUM INC.

Supplemental Information 1a

Results by Business Unit

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,
	2014
	Retail	Wholesale	Other	Total
Sales - external	2,054	651	—	2,705
- inter-segment	3	246	(249)	—

Total sales	2,057	897	(249)	2,705
Cost of product sold	1,443	767	(237)	1,973

Gross profit	614	130	(12)	732

Gross profit (%)	30	14		27

Selling	514	10	(9)	515
General and administrative	30	15	58	103
Loss (earnings) from associates and joint ventures	1	(1)	(2)	(2)
Other (income) expenses	(35)	22	22	9

EBIT (1)	104	84	(81)	107
EBITDA (2)	181	142	(78)	245
Adjusted EBITDA (2)	181	150	(78)	253

	Three months ended December 31,
	2013
	Retail	Wholesale (3)	Other	Total
Sales - external	2,099	768	—	2,867
- inter-segment	3	262	(265)	—

Total sales	2,102	1,030	(265)	2,867
Cost of product sold	1,516	858	(247)	2,127

Gross profit	586	172	(18)	740

Gross profit (%)	28	17		26

Selling	504	12	(5)	511
General and administrative	31	18	67	116
Earnings from associates and joint ventures	(2)	(27)	—	(29)
Purchase gain	(257)	—	—	(257)
Goodwill impairment	220	—	—	220
Other (income) expenses	(33)	10	19	(4)

EBIT (1)	123	159	(99)	183
EBITDA (2)	195	213	(94)	314
Adjusted EBITDA (2)	195	237	(94)	338

(1)	Earnings (loss) from continuing operations before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(3)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.

AGRIUM INC.

Supplemental Information 1b

Results by Business Unit

(Millions of U.S. dollars)

(Unaudited)

	Twelve months ended December 31,
	2014
	Retail	Wholesale	Other	Total
Sales - external	12,967	3,075	—	16,042
- inter-segment	14	898	(912)	—

Total sales	12,981	3,973	(912)	16,042
Cost of product sold	10,089	3,318	(917)	12,490

Gross profit	2,892	655	5	3,552

Gross profit (%)	22	16		22

Selling	2,023	44	(19)	2,048
General and administrative	124	48	177	349
Earnings from associates and joint ventures	(6)	(18)	1	(23)
Other (income) expenses	(63)	28	53	18

EBIT (1)	814	553	(207)	1,160
EBITDA (2)	1,119	783	(192)	1,710
Adjusted EBITDA (2)	1,119	821	(192)	1,748

	Twelve months ended December 31,
	2013
	Retail	Wholesale (3)	Other	Total
Sales - external	11,896	3,831	—	15,727
- inter-segment	17	771	(788)	—

Total sales	11,913	4,602	(788)	15,727
Cost of product sold	9,298	3,460	(804)	11,954

Gross profit	2,615	1,142	16	3,773

Gross profit (%)	22	25		24

Selling	1,847	43	(14)	1,876
General and administrative	116	81	132	329
Earnings from associates and joint ventures	(9)	(60)	1	(68)
Purchase gain	(257)	—	—	(257)
Goodwill impairment	220	—	—	220
Other (income) expenses	(50)	33	60	43

EBIT (1)	748	1,045	(163)	1,630
EBITDA (2)	986	1,262	(146)	2,102
Adjusted EBITDA (2)	986	1,316	(146)	2,156

(1)	Earnings (loss) from continuing operations before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(3)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.

AGRIUM INC.

Supplemental Information 2

Product Lines

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,						Twelve months ended December 31,
	2014			2013			2014			2013
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold (1)	profit	Sales	sold (1)	profit	Sales	sold (1)	profit	Sales	sold (1)	profit
Retail (2)
Crop nutrients	972	816	156	1,052	874	178	5,222	4,291	931	4,993	4,154	839
Crop protection products	552	292	260	511	306	205	4,613	3,559	1,054	4,204	3,217	987
Seed	91	41	50	95	35	60	1,481	1,162	319	1,258	984	274
Merchandise	211	181	30	228	198	30	871	757	114	612	518	94
Services and other	231	113	118	216	103	113	794	320	474	846	425	421

	2,057	1,443	614	2,102	1,516	586	12,981	10,089	2,892	11,913	9,298	2,615

Wholesale (3)
Nitrogen	404	291	113	415	286	129	1,482	1,101	381	1,724	1,052	672
Potash	9	59	(50)	107	68	39	391	321	70	564	294	270
Phosphate	200	163	37	159	163	(4)	701	625	76	654	587	67
Product purchased for resale	177	174	3	240	246	(6)	921	896	25	1,131	1,122	9
Ammonium sulfate, ESN and other	107	80	27	109	95	14	478	375	103	529	405	124

	897	767	130	1,030	858	172	3,973	3,318	655	4,602	3,460	1,142

Other inter-segment eliminations	(249)	(237)	(12)	(265)	(247)	(18)	(912)	(917)	5	(788)	(804)	16

Total	2,705	1,973	732	2,867	2,127	740	16,042	12,490	3,552	15,727	11,954	3,773

Wholesale equity accounted joint ventures:
Nitrogen	48	40	8	72	49	23	197	149	48	234	173	61
Product purchased for resale	40	37	3	35	32	3	102	93	9	119	111	8

	88	77	11	107	81	26	299	242	57	353	284	69

Total Wholesale including equity accounted joint ventures (3)	985	844	141	1,137	939	198	4,272	3,560	712	4,955	3,744	1,211

(1)	Includes depreciation and amortization.
(2)	International Retail sales were $572-million (2013 - $559-million) and gross profit was $137-million (2013 - $125-million) for the three months ended December 31. International Retail sales were $2,518-million (2013 - $2,584-million) and gross profit was $509-million (2013 - $461-million) for the twelve months ended December 31.
(3)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.

AGRIUM INC.

Supplemental Information 3a

Selected Volumes and Sales Prices

(Unaudited)

	Three months ended December 31,
	2014				2013
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	1,436	556			1,590	548
International	367	475			364	500

Total crop nutrients	1,803	539	452	87	1,954	539	447	92

Wholesale (1)
Nitrogen
North America
Ammonia	333	565			383	561
Urea	342	431			337	410
Other	204	331			187	331

Total nitrogen	879	459	331	128	907	458	314	144

Potash
North America	19	375			255	353
International	—	—			89	199

Total potash (2)	19	482	2,992	(2,510)	344	313	201	112

Phosphate	305	656	534	122	285	560	576	(16)
Product purchased for resale	547	326	321	5	648	370	379	(9)
Ammonium sulfate	84	327	165	162	81	303	182	121
ESN and other	165				160

Total Wholesale	1,999	449	384	65	2,425	425	354	71

Wholesale equity accounted joint ventures:
Nitrogen	103	463	384	79	180	400	272	128
Product purchased for resale	62	650	605	45	86	407	372	35

	165	533	467	66	266	402	304	98

Total Wholesale including joint ventures (1)	2,164	455	390	65	2,691	423	349	74

(1)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.
(2)	Potash results for the three months ended December 31, 2014 were impacted by the extended turnaround at our Vanscoy facility to complete the planned tie-in of the expansion project. This resulted in limited volumes for sale.

AGRIUM INC.

Supplemental Information 3b

Selected Volumes and Sales Prices

(Unaudited)

	Twelve months ended December 31,
	2014				2013
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	7,782	549			6,812	591
International	1,937	492			1,806	535

Total crop nutrients	9,719	537	441	96	8,618	579	482	97

Wholesale (1)
Nitrogen
North America
Ammonia	1,042	553			1,219	627
Urea	1,287	443			1,270	490
Other	983	341			903	374

Total nitrogen	3,312	447	332	115	3,392	508	310	198

Potash
North America	821	359			877	421
International	443	217			654	298

Total potash (2)	1,264	309	253	56	1,531	369	193	176

Phosphate	1,142	614	548	66	1,026	638	573	65
Product purchased for resale	2,490	370	360	10	2,687	421	418	3
Ammonium sulfate	349	332	175	157	328	383	191	192
ESN and other	714				671

Total Wholesale	9,271	429	358	71	9,635	478	359	119

Wholesale equity accounted joint ventures:
Nitrogen	454	433	328	105	540	433	320	113
Product purchased for resale	287	356	324	32	304	392	365	27

	741	403	326	77	844	418	336	82

Total Wholesale including joint ventures (1)	10,012	427	356	71	10,479	473	357	116

(1)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.
(2)	Potash results for the twelve months ended December 31, 2014 were impacted by the extended turnaround at our Vanscoy facility to complete the planned tie-in of the expansion project. This resulted in limited volumes for sale.

AGRIUM INC.

Supplemental Information 4

Depreciation and Amortization

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,
	2014				2013
	Cost of		General		Cost of		General
	product		and		product		and
	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	1	75	1	77	1	68	3	72
Wholesale (1)
Nitrogen	21				25
Potash	15				11
Phosphate	14				12
Ammonium sulfate, ESN and other	5				5

	55	—	3	58	53	—	1	54
Other	—	—	3	3	—	—	5	5

Total	56	75	7	138	54	68	9	131

	Twelve months ended December 31,
	2014				2013
	Cost of		General		Cost of		General
	product		and		product		and
	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	6	291	8	305	5	222	11	238
Wholesale (1)
Nitrogen	86				77
Potash	65				50
Phosphate	52				53
Product purchased for resale	1				1
Ammonium sulfate, ESN and other	19				19

	223	—	7	230	200	—	17	217
Other	—	—	15	15	—	—	17	17

Total	229	291	30	550	205	222	45	472

(1)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.

AGRIUM INC.

Supplemental Information 5 (1)

Selected Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

Retail and total Agrium measures	Rolling four quarters ended December 31,
		2014			2013
		Retail		Total	Adjusted Retail (2)	Retail	Adjusted Total (2)	Total
Average non-cash working capital to sales (%)		17		14	20	20	17	17
Operating coverage ratio (%)		72		67	73	71	58	57
Cash operating coverage ratio (%) (3)		61		55	64	62	48	47
EBITDA to sales (%)		9		11	8	8	13	13
Return on operating capital employed (%)		18		10	16	17	15	15
Return on capital employed (%)		10		7	9	9	11	11

	December 31,
		2014				2013
		Retail		Total		Retail		Total
Non-cash working capital		2,031		2,113		2,083		2,302

Retail comparable store measures	Twelve months ended December 31,
		2014				2013
		Retail				Retail
Comparable store sales (%)		(4)				(2)
Normalized comparable store sales (%)		(2)				5

Retail North America measures	Rolling four quarters ended December 31,
		2014			2013
		Retail			Adjusted Retail (2)	Retail
EBITDA to sales (%)		9			9	12
Return on operating capital employed (%)		20			20	28
Return on capital employed (%)		10			10	14

Wholesale measures	Three months ended December 31,				Twelve months ended December 31,
	2014		2013		2014		2013
	Cost of		Cost of		Cost of		Cost of
	product	Production	product	Production	product	Production	product	Production
	manufactured	tonnes	manufactured	tonnes	manufactured	tonnes	manufactured	tonnes
	($/tonne) (3)	(000’s)	($/tonne) (3)	(000’s)	($/tonne) (3)	(000’s)	($/tonne) (3)	(000’s)
Ammonia (gross)	215	583	223	532	242	2,328	206	2,406
Urea (gross)	193	331	180	343	205	1,478	178	1,499
Monoammonium phosphate	420	243	457	210	423	929	458	893
Potash (4)	NA	NA	103	471	157	1,058	112	1,713

(1)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(2)	Adjusted 2013 amounts removing the impact of the purchase gain and goodwill impairment.
(3)	Excludes depreciation and amortization.
(4)	Potash production was significantly impacted by the extended turnaround at our Vanscoy facility to complete the planned tie-in of the expansion project. Information on cost of product manufactured and production tonnes would not be meaningful and has not been presented for the three months ended December 31, 2014.

AGRIUM INC.

Supplemental Information 6 (1)

Accompanying Notes to Supplemental Information

IFRS Financial Measure	Definition
Average non-cash working capital to sales (2)	Rolling four quarter average non-cash working capital divided by sales.

Operating coverage ratio (2)	Gross profit less EBIT, divided by gross profit.

Non-cash working capital (2)	Current assets less current liabilities, excluding cash and cash equivalents, other current assets, short-term debt, current portion of long-term debt and current assets and liabilities held for sale.

	Definition	Usefulness of Additional IFRS Financial Measure
Additional IFRS Financial Measure (As defined in Canadian Securities Administrators’ Staff Notice 52-306 (Revised))

EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	Used to measure operating performance and efficiency of our operating expenses.

Return on operating capital employed (2)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.

Return on capital employed (2)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process including the purchase premium of business acquisitions.

(1)	Our definitions and our method of calculation for these measures may not be directly comparable to similar measures presented by other companies.
(2)	These measures are IFRS financial measures or additional IFRS financial measures when calculated using information included in our consolidated financial statements. They are classified as non-IFRS financial measures when calculated using information from our Retail segment because the specific components are not included in our financial statements or notes.

AGRIUM INC.

Supplemental Information 6 continued (1)

Accompanying Notes to Supplemental Information

Non- IFRS Financial Measure	Definition	Usefulness of Non-IFRS Financial Measure
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. Also used as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Provides useful information on our profitability by adding back finance costs, income taxes, depreciation and amortization of joint ventures.

Cash operating coverage ratio	Gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization.	Used to measure operating performance and efficiency of our operating expenses excluding depreciation and amortization.

EBITDA to sales	EBITDA divided by sales.	Used to measure operating performance earnings and cash flow we generate from each dollar of sales.

Comparable store sales	We include a location in the comparable store base once it is in operation or owned for over 12 months. If we close a store, we retain the sales of the closed location in the comparable store base if the closed location is in close geographical proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not make adjustments for temporary closures, expansions or renovations of stores.	Used to measure the performance of our existing stores by measuring the change in sales for such stores over the comparable period.

Normalized comparable store sales	Comparable store sales normalized by using published nitrogen, phosphate and potash (“NPK”) benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product.	Refer to comparable store sales. This metric removes fluctuations created by the changes in commodity pricing.

Cost of product manufactured	All fixed and variable costs are accumulated in cost of product manufactured (“COPM”). When these costs are divided by the production tonnes for the period, the result is actual COPM per tonne. The actual COPM per tonne is compared to the standard COPM per tonne. The standard COPM per tonne is a calculation of fixed and variable costs for a standard or typical period of production. The standard COPM per tonne multiplied by the production tonnes for the period is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances. For purposes of this disclosure, COPM excludes depreciation and amortization expense.	Used to evaluate useful comparative information to our peers on our cost of production manufactured excluding depreciation and amortization during the period.

Fixed costs per tonne will fluctuate as production tonnage fluctuates. Fixed costs will remain constant whether or not tonnes are produced. Variable costs per tonne remain constant as production tonnage fluctuates. Variable costs fluctuate as production tonnage fluctuates.

Direct freight is a transportation cost to move the product from an Agrium location to the point of sale and is not a component of COPM.

(1)	Our definitions and our method of calculation for these measures may not be directly comparable to similar measures presented by other companies.

AGRIUM INC.

Supplemental Information 7

Reconciliation of Selected Additional and Non-IFRS Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

	Rolling four quarters ended December 31,
	2014			2013
	Retail –			Retail –
	North			North
	America	Retail	Total	America	Retail	Total
EBIT less income taxes
EBIT	723	814	1,160	940	748	1,630
Income taxes at rate of 27 percent (2013 - 27 percent)	195	220	313	254	202	440

	528	594	847	686	546	1,190

Average operating capital employed
Average non-cash working capital	1,732	2,249	2,201	1,715	2,337	2,698
Average property, plant and equipment	903	1,013	5,819	726	852	4,244
Average investments in associates and joint ventures	39	83	616	33	79	631
Average other assets	4	11	94	5	15	104

	2,678	3,356	8,730	2,479	3,283	7,677

Return on operating capital employed (%)	20	18	10	28	17	15

Average capital employed
Average operating capital employed	2,678	3,356	8,730	2,479	3,283	7,677
Average intangibles	644	710	716	547	622	660
Average goodwill	1,810	1,957	1,984	1,791	2,125	2,206

	5,132	6,023	11,430	4,817	6,030	10,543

Return on capital employed (%)	10	10	7	14	9	11

Comparable store sales and normalized comparable store sales		Twelve months ended December 31,
		2014			2013
Sales from comparable base
Current period		11,487			11,234
Prior period		11,913			11,479

Comparable store sales (%)		(4)			(2)

Current period normalized for benchmark prices		11,635			12,000

Normalized comparable store sales (%)		(2)			5